

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

July 24, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. William J. Lansing
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

> **Re:** **ValueVision Media, Inc.**
> **Form 10-K for the fiscal year ended February 3, 2007**
> **Filed April 17, 2007**
> **File No. 000-20243**

Dear Mr. Lansing:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 6 – Selected Financial Date, page 22</u>

1. We note you refer to net sales less cost of sales, exclusive of depreciation and amortization as a non-GAAP measure. A non-GAAP measure should be presented in a manner that does not give it greater authority or prominence than conventionally computed measurements reported in the GAAP financial

statements. To avoid undue reliance please revise so the non-GAAP measure is located within an "other data" section in selected financial data. We also note your presentation in Management's Discussion and Analysis on page 34 and in the tabular chart on page 38.   Please revise to include within Management's Discussion and Analysis a discussion of gross profit with equal or greater prominence than net sales less cost of sales, exclusive of depreciation and amortization and also revise the chart as appropriate on page 38. See Regulation S-K Item 10(e)(1)(i)(A).

2. Generally a company may not present a non-GAAP performance measure that removes an expense from net income by identifying that expense as non-recurring, infrequent, or unusual if it is reasonably likely that the expense will recur within two years.  In future filings please refrain from presenting EBITDA, before non-cash stock option expense or tell us how your presentation of the non-GAAP measure meets the requirements of the current accounting literature which includes Regulation S-K  Item 10(e)(1) and SAB 107 Topic G.

Item 7 – Management's Discussion and Analysis

Liquidity and Capital Resources, page 39

3.  Please describe how cash flows from discontinued operations are reflected in the cash flows statements, and, if material, quantify those cash flows if they are not separately identified in those statements.  In addition, when discontinued operations are reflected in the current fiscal year, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources.

Item 8 – Financial Statements

Report of Independent Registered Public Accounting Firm, page 45

4. In the future please have your auditors include the city and state from which the audit report was issued.  See Rule 2-02 of Regulation S-X.

Exhibit 99.2, page 86

5. Please tell us when you anticipate filing the audited financial statements for RLM as of March 31, 2007 and for the year ended March 31, 2007.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,


Michael Moran
Accounting Branch Chief